October 28, 2019

Prem Parameswaran
Chief Financial Officer
Eros International PLC
550 County Avenue
Secaucus, New Jersey 07094

       Re: Eros International PLC
           Form 20-F for the Year Ended March 31, 2019
           Filed August 14, 2019
           File No.001-36176

Dear Mr. Parameswaran :

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services